SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF DAVIS

The following sets forth information regarding the beneficial ownership of Davis common stock and preferred stock as of September ~~6,~~21, 2016 by:

- each person to be known by Davis management to be the beneficial owner of more than 5% of its outstanding shares of common stock and/or preferred stock;

- each of Davis' executive officers;

- each of Davis' directors; and

- all of Davis' current executive officers and directors as a group.

As of September ~~6,~~21, 2016, approximately 150,178,227 shares of Davis common stock were outstanding, and approximately ~~33,955,912~~34,542,001 shares of Davis preferred stock were outstanding. Unless otherwise noted, the mailing address of each person named below is 1330 Post Oak Blvd., Suite 600, Houston, Texas 77056.

Name	Common Stock	Percent of Class [1]	Series A Preferred Stock	Percent of Class [2]
5% Stockholders:				
Red Mountain Capital Partners LLC [3]	50,841,316.275	33.9%	34,328,023	99.4%
Davis Petroleum Investment, LLC [4]	40,822,093.008	27.2%	-	-
Sankaty Davis, LLC [5]	32,362,613.275	21.6%	-	-
HarbourVest Partners [6]	11,357,715.000	7.6%	-	-
Executive Officers:				
Gregory P. Schneider [7]	592,420	*	-	-
Susan J. Davis	114,723	*	-	-
Directors:				
Willem Mesdag [3]	–50,841,316.275	–33.9%	–34,328,023	–99.4%
Neeraj Mital	-	-	-	-
Stuart Davies	-	-	-	-
Officers and Directors as a Group (five persons):	~~707,143~~51,548,459.275	*34.3	–34,328,023	–99.4%

* Represents less than one percent.

[1] The percentage is based upon 150,178,227 shares of Davis common stock issued and outstanding on September ~~6,~~21, 2016.

[2] The percentage is based upon ~~33,955,912~~34,542,001 shares of Davis preferred stock issued and outstanding on September ~~6,~~21, 2016.

[3] Based on information provided to Davis by Red Mountain Capital Partners LLC, a Delaware limited liability company

("RMCP LLC")~~;~~. (i) RMCP PIV DPC, LP, a Delaware limited partnership ("DPC PIV"), beneficially owns, in the aggregate, 50,841,316.275 shares of Davis common stock and has the ~~sole~~ power to vote or direct the vote, and the ~~sole~~ power to dispose or direct the disposition of, all such shares; (ii) RMCP PIV DPC II, LP, a Delaware limited partnership ("DPC PIV II" and, together with DPC PIV, the "DPC Funds"), beneficially owns, in the aggregate, ~~33,160,486~~34,328,023 shares of Davis preferred stock and has the ~~sole~~ power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares; (iii) ~~because RMP~~RMCP DPC LLC, a Delaware limited liability company, ~~may be deemed to control DPC PIV, RMP DPC LLC~~is the general partner of DPC PIV and, in such capacity, controls DPC PIV and thus may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Davis common stock beneficially owned by DPC PIV; (iv) ~~because RMP~~RMCP DPC II LLC, a Delaware limited liability company, ~~may be deemed to control~~is the general partner of DPC PIV II~~, RMP~~ and, in such capacity, controls DPC PIV II ~~LLC~~and thus may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Davis ~~common~~preferred stock beneficially owned by DPC PIV II~~; and~~ (v) ~~because~~ each of RMCP DPC LLC and RMCP DPC II LLC is controlled by its managing member, RMCP GP LLC, a Delaware limited liability company ("RMCP GP")~~, RMCP LLC~~; (vi) RMCP GP is controlled by its managing member, RMCP LLC; (vii) RMCP LLC is controlled by its managing member, Red Mountain Capital Management, Inc., a Delaware corporation ("RMCM")~~,~~; (viii) RMCM is controlled by its sole executive officer, sole director and sole shareholder, Willem Mesdag, a natural person and citizen of the United States of America~~, may be deemed to control each of RMP DPC LLC and RMP DPC II LLC, each of~~; and (ix) accordingly, in his capacity as the sole executive officer and sole director of RMCM and through the indirect control exercised by RMCM, RMCP LLC and RMCP GP over the DPC Funds, ~~RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of,~~ Mr. Mesdag has voting and investment power over all of the Davis common stock ~~beneficially~~and Davis preferred stock owned by the DPC Funds. Each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Davis common stock and Davis preferred stock directly held by the DPC Funds.

(4) Based on information provided to Davis by Evercore Partners, Evercore Partners II ~~LP~~LLC is the ~~sole and~~ managing member of Davis Petroleum Investment, LLC~~and, as such, has~~. Evercore Partners II LLC is managed by its managing members, which have voting and dispositive ~~power~~control over ~~all of the shares held of record by Davis Petroleum Investment, LLC. The address of these entities~~the securities owned by Evercore Partners II LLC and which consist of Roger C. Altman, Paul D. Billyard, Ciara A. Burnham, Jane Gladstone, William O. Hiltz, John E. Honts, Timothy G. Lalonde, Daniel B. Mendelow, Eduardo G. Mestre, Michael J. Price, Jason Sobol and David Ying. Each of Evercore Partners II LLC, Roger C. Altman, Paul D. Billyard, Ciara A. Burnham, Jane Gladstone, William O. Hiltz, John E. Honts, Timothy G. Lalonde, Daniel B. Mendelow, Eduardo G. Mestre, Michael J. Price, Jason Sobol and David Ying disclaim beneficial ownership of such securities. The address of each of these entities, Roger C. Altman, Paul D. Billyard, Ciara A. Burnham, Jane Gladstone, William O. Hiltz, John E. Honts, Timothy G. Lalonde, Daniel B. Mendelow, Eduardo G. Mestre, Michael J. Price, Jason Sobol and David Ying is 55 East 52nd Street, New York, New York ~~10055.~~10055

(5) Based on information provided to Davis by Bain Capital Credit, LP, ~~Sankaty~~Bain Capital Credit Member, LLC ("~~SCM~~BCCM"), a Delaware limited liability company, is the administrative member of Sankaty Davis, LLC ("Sankaty Davis"), a Delaware limited liability company. ~~SCM may be deemed to have voting and dispositive power with respect to the shares held by Davis. SCM disclaims~~Voting and dispositive rights over the securities owned by Sankaty Davis is held by Tim Barns, Stuart Davies, Jonathan DeSimone, Michael A. Ewald, Sally Dornaus, Jeffrey B. Hawkins, James F. Kellogg, David McCarthy, Chris Linneman, Jeff Robinson, Kathy Rockey, Jonathan Lavine and Ranesh Ramanathan, in their capacities as members of BCCM. Each of BCCM, Tim Barns, Stuart Davies, Jonathan DeSimone, Michael A. Ewald, Sally Dornaus, Jeffrey B. Hawkins, James F. Kellogg, David McCarthy, Chris Linneman, Jeff Robinson, Kathy Rockey, Jonathan Lavine and Ranesh Ramanathan disclaim beneficial ownership of such securities~~except to the extent of its pecuniary interest therein~~. The address of each of these entities, Tim Barns, Stuart Davies, Jonathan DeSimone, Michael A. Ewald, Sally Dornaus, Jeffrey B. Hawkins, James F. Kellogg, David McCarthy, Chris Linneman, Jeff Robinson, Kathy Rockey, Jonathan Lavine and Ranesh Ramanathan is 200 Clarendon St., Boston, Massachusetts 02116.

(6) Includes 5,678,857.50 shares of common stock held by HarbourVest Partners VIII – Buyout Fund L.P. and 5,678,857.50 shares of common stock held by Dover Street VII L.P. Based on information provided to Davis by HarbourVest Partners, HarbourVest Partners, LLC ("HarbourVest") is the Managing Member of HarbourVest VIII-Buyout Associates LLC, which is the General Partner of HarbourVest VIII-Buyout Associates L.P., which is the General Partner of HarbourVest Partners VIII-Buyout Fund L.P. HarbourVest is also the Managing Member of Dover VII Associates LLC, which is the General Partner of Dover VII Associates L.P., which is the General Partner of Dover Street VII L.P. Voting and investment power over the securities owned by HarbourVest Partners VIII – Buyout Fund L.P. and Dover Street VII L.P. is held by

Ms. Kathleen Bacon, Mr. Gregory Stento, Mr. John Toomey, and Mr. Robert Wadsworth in their capacities as members of the Investment Committee of HarbourVest. Each of HarbourVest, Ms. Bacon, and Messrs. Toomey, Stento and Wadsworth disclaims beneficial ownership of these shares. The address for these entities, Ms. Bacon, and Messrs. Toomey, Stento and Wadsworth is One Financial Center, Boston, MA 02111.

[7] Includes (i) 392,420 shares of Davis common stock directly held by Mr. Schneider and (ii) 200,000 shares of Davis common stock issuable on the exercise of vested options.